SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                THERETO FILED PURSUANT TO RULE 13d-2(b)
                        (Amendment No. _______)(1)


                        VERMILION BANCORP, INC.
_____________________________________________________________________________
                            (Name of Issuer)


                 Common Stock, Par Value $.01 Per Share
_____________________________________________________________________________
                     (Title of Class of Securities)


                               923452106
_____________________________________________________________________________
                             (CUSIP Number)


                           February 25, 1999
_____________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             / /  Rule 13d-1(b)
             /X/  Rule 13d-1(c)
             / /  Rule 13d-1(d)
--------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subjest to all provisions of the Act (however, see the Notes).

                                 Page 1 of 5 Pages




CUSIP NO. 923452106                                         Page 2 of 5 Pages

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Merrill G. Norton
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /


                                                                (b) / /
-----------------------------------------------------------------------------
3.  SEC USE ONLY


-----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-----------------------------------------------------------------------------
               * 5. SOLE VOTING POWER
               *
               *    20,594.7
               *
  NUMBER OF    *-------------------------------------------------------------
               * 6. SHARED VOTING POWER
   SHARES      *
               *    5,350
 BENEFICIALLY  *
               *-------------------------------------------------------------
 OWNED BY EACH * 7. SOLE DISPOSITIVE POWER
               *
  REPORTING    *    20,594.7
               *
 PERSON WITH   *-------------------------------------------------------------
               * 8. SHARED DISPOSITIVE POWER
               *
               *    5,350
               *
               *
-----------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,944.7

-----------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     / /

-----------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.2%

-----------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    IN

-----------------------------------------------------------------------------



CUSIP NO. 923452106                                         Page 3 of 5 Pages

   ITEM 1(a) NAME OF ISSUER:

             Vermilion Bancorp, Inc.

   ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             714 North Vermilion
             Danville, Illinois 61832

   ITEM 2(a) NAME OF PERSON FILING:

             Merrill G. Norton. Mr. Norton is the President and Chief Executive Officer of the Issuer.

   ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Vermilion Bancorp, Inc.
             714 North Vermilion
             Danville, Illinois 61832

   ITEM 2(c) CITIZENSHIP:

             United States.

   ITEM 2(d) TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.01 per share.

   ITEM 2(e) CUSIP Number:

             923452106

   ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

             This statement is filed pursuant to Rule 13d-1(c).       /X/



CUSIP NO. 923452106                                         Page 4 of 5 Pages


   ITEM 4.   OWNERSHIP.

          (a) Merrill G. Norton (the "Reporting Person") beneficially owns 25,944.7 shares of the common stock par value $.01 per share, of Vermilion Bancorp, Inc. (the "Issuer").

          (b) The 25,944.7 shares held by the Reporting Person represents approximately 7.2% of the class.

          (c) Number of shares as to which such person has:

              (i)     Sole power to vote or to direct the vote 20,594.7
              (ii)    Shared power to vote or to direct the vote 5,350
              (iii)   Sole power to dispose or to direct the disposition of
                      20,594.7
              (iv)    Shared power to dispose or to direct the disposition of
                      5,350

   ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

   ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

   ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

   ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

   ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.



CUSIP NO. 923452106                                         Page 5 of 5 Pages


  ITEM 10.  CERTIFICATION.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 3, 1999                      By: /s/ Merrill G. Norton
                                          _____________________
                                           Merrill G. Norton